Dewey & LeBoeuf LLP 1301 Avenue of the Americas New York, NY 10019-6092

tel +1 212 259 6605 fax +1 212 259 6333 fadams@dl.com
January 3, 2008
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	NYMAGIC, INC. Form 10-K for the fiscal year ended December 31, 2006 File Number: 1-11238
To The Members of the Securities and Exchange Commission:
On behalf of our client, NYMAGIC, INC. (the “Company”), we are writing to you in response to the comments that you transmitted to us on December 21, 2007 setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) as a result of the Staff’s examination of the above-referenced document. Please be advised that, as Paul Hart, General Counsel of the Company, agreed orally with Mark Brunhofer, we intend to file our response to such comments on Friday, January 18, 2008. Our response will be filed on EDGAR under the form type label CORRESP.
     Please do not hesitate to contact me (212-259-6605) with any questions you may have.

Sincerely,
Frank R. Adams
     New York | London multinational partnership | Washington, DC
     Albany | Almaty | Austin | Beijing | Boston | Brussels | Charlotte | Chicago | East Palo Alto
     Frankfurt | Hartford | Hong Kong | Houston | Jacksonville | Johannesburg (pty) ltd. | Los Angeles
     Milan | Moscow | Paris multinational partnership | Riyadh affiliated office | Rome | San Francisco | Warsaw